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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On November 7, 2001, HP issued the following press release.

HP Board Members Fully Committed to HP Leadership and Compaq Transaction

PALO ALTO, Calif.--(BUSINESS WIRE)--Nov. 7, 2001--All of HP's Board members, with the exception of Walter B. Hewlett, today collectively reaffirm their enthusiastic support for the merger of Hewlett-Packard Company and Compaq Computer Corporation. These Board members also unequivocally support Carly Fiorina's leadership.

"The Board thoroughly analyzed this transaction and unanimously concluded this is the very best way to deliver the value our shareowners expect," said Dick Hackborn, former chairman and executive vice president of HP. "Today, I'm even more convinced of the power of this combination, particularly given the progress of our integration plans. Under Carly's leadership, the new HP will continue to be an innovation leader with a culture focused on trust, teamwork, accountability and contribution."

"The Board has supported this deal from the outset because we see the value that will be unleashed by combining these two companies," said Sam Ginn, retired chairman of Vodafone AirTouch Plc. "The merger strengthens the products, services and solutions the new HP will provide. The merger builds on the companies' complementary strengths in services and support around the world. I believe this merger will enhance our innovative capabilities and immediately improve the company's earnings power and competitive position."

"Shareowners have not yet had an opportunity to review the proxy statement which we will be filing shortly," said Patricia C. Dunn, co-chairman and global chief executive of Barclay's Global Investors. "The statement will provide a complete view of this transaction, which is necessary for a thoughtful decision by shareowners."

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Philip M. Condit, chairman of the board and chief executive officer of the
Boeing Company
Patricia C. Dunn, co-chairman and global chief executive of Barclay's Global Investors
Sam Ginn, retired chairman of Vodafone AirTouch Plc
Carleton Fiorina, chairman and chief executive officer of HP
Richard A. Hackborn, former chairman and retired executive vice president of HP George A. Keyworth II, chairman and senior fellow of the Progress & Freedom Foundation
Robert E. Knowling Jr., chairman and chief executive officer of Internet Access Technologies Inc.
Robert P. Wayman, executive vice president and chief financial officer of HP

About HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue from continuing operations of $48.8 billion in its 2000 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports); and other risks that are described from time to time in Compaq's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Dec. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's and Compaq's results could differ materially from HP's and Compaq's expectations in these statements. HP and Compaq assume no obligation and do not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

         HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy

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statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and securityholders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

         HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.